Exhibit 99.1

CNinsure Announces US$30 Million Corporate Share Repurchase Program

GUANGZHOU, China, November 6, 2012 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that its board of directors approved a share repurchase program authorizing the Company to repurchase up to $30 million of its American depositary shares by May 6, 2013. Purchases will be made on the open market or in negotiated transactions off the market from time to time as market conditions warrant, and will be subject to restrictions related to volume, price and timing.

Mr. Chunlin Wang, chief executive director of CNinsure, commented: “We believe our stock is significantly undervalued. This share buyback reflects our continued commitment to protecting shareholder interests and enhancing shareholder return. In the meantime, we will continue executing our growth strategy and capitalizing on market opportunities to build value for our shareholders.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.